FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  27 April 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Longhaul Fuel Surcharge




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  27 April 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Longhaul Fuel Surcharge






LONGHAUL FUEL SURCHARGE INCREASED


British Airways is to increase its longhaul fuel surcharge with effect from Wednesday May 2, 2007 as a result of recent trends in the price of oil.


The fuel surcharge on longhaul flights of less than nine hours will rise from GBP30 per sector (GBP60 return) to GBP33 (GBP66 return) and from GBP35 per sector to GBP38 (GBP76 return) on flights longer than nine hours.


The shorthaul fuel surcharge remains unchanged at GBP8 per sector (GBP16 return).


Robert Boyle, British Airways' commercial director, said: "The latest increase in the longhaul fuel surcharge is regrettable.


"The cost of fuel has risen significantly in recent weeks. Unfortunately, we have little choice but to pass on some of this extra cost to our customers.



"Fuel continues to be our second largest cost and we expect our fuel bill for the year 2007/2008 to be more than GBP2 billion.


"The price of oil continues to be extremely volatile. Therefore, we believe the fuel surcharge continues to be the most transparent way for our customers to understand what they are paying and allows us to adjust the direct cost to our customers appropriately, whether that is increasing or reducing the fuel surcharge as we did on some of our longhaul flights in January."


British Airways will also increase its fuel surcharges by similar levels in markets outside the UK.


April 27, 2007                   052/GJ/07


                                      Ends


Notes to editors:


History of fuel surcharges on all British Airways' flights booked in the UK since May 2004.


May 13, 2004: Introduced a GBP2.50 per sector surcharge on longhaul and shorthaul.

For all flights booked outside the UK the airline introduced a fuel surcharge of USD $4 per sector.


August 11, 2004: Surcharge increased to GBP6 per sector on longhaul. Shorthaul remained at GBP2.50. Outside the UK, the longhaul fuel surcharge increased to USD$10 per sector with shorthaul remaining at USD $4.


October 14, 2004: Surcharge increased from GBP6 to GBP10 per sector on longhaul and from GBP2.50 to GBP4 per sector on shorthaul. Equivalent rises in other markets outside the UK.


March 22, 2005: Surcharge increased from GBP10 to GBP16 per sector on longhaul and from GBP4 to GBP6 per sector on shorthaul. Equivalent rises in other markets outside the UK.


June 27, 2005: Surcharge increased from GBP16 to GBP24 per sector on longhaul and from GBP6 to GBP8 per sector on shorthaul. Equivalent rises in other markets outside the UK.


September 12, 2005: Surcharge increased from GBP24 per sector on longhaul to GBP30 per sector. Shorthaul remained unchanged at GBP8 per sector. Equivalent rises in other markets outside the UK.


April 18, 2006: Surcharge increased from GBP30 per sector on longhaul to GBP35 per sector. Shorthaul remain unchanged at GBP8 per sector. Equivalent rises in other markets outside the UK.


January 12, 2007: Surcharge decreased on longhaul flights of less than nine hours from GBP35 per sector to GBP30 per sector. Shorthaul remain unchanged at GBP8 per sector. Equivalent decreases in other markets outside the UK.


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.